UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

BORQS TECHNOLOGIES, INC.

Commission File Number 001-37593
(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street Kwun Tong, Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Effective when the market opened on October 27, 2023, Borqs Technologies, Inc. (the “Company”), began trading on the OTC Pink Market and its ticker symbol changed from “BRQS” to “BRQSF”. No action by the Company's shareholders is required with respect to the ticker symbol change or transfer to the OTC Pink Market. The Company’s CUSIP number will remain unchanged.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORQS TECHNOLOGIES, INC.
(registrant)

Dated: October 27, 2023	By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer

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